EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Simon Property Group, L.P. (the "Company") on Form 10-Q for the period ended March 31, 2026 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ELI SIMON
Eli Simon
Director, Chief Executive Officer, President and
Chief Operating Officer of Simon Property Group, Inc.,
General Partner
Date: May 11, 2026

/s/ BRIAN J. MCDADE
Brian J. McDade
Executive Vice President and Chief Financial Officer
of Simon Property Group, Inc.,
General Partner
Date: May 11, 2026